Direct Dial:	E-mail:
(972) 628-3631	lmandala@munckwilson.com

November 3, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Gregory Herbers
Division of Corporation Finance, Office of Manufacturing

Re:	ModVans Inc.
Amendment No. 1 to Offering Statement on Form 1-A Filed October 26, 2023
File No. 024-12333

Dear Mr. Herbers:

This letter is being sent on behalf of ModVans Inc. (the “Company”) in response to your letter addressed to Peter J. Tezza, II, President, Chief Executive Officer and Secretary of the Company, dated November 3, 2023 (the “Letter”). Set forth below are the responses of the Company to each of the comments contained in the Letter. For ease of reference, each comment in your Letter has been repeated below and numbered, and the responses set forth below each comment. Amendment No. 2 to the Company’s Offering Statement on Form 1-A (“Amendment No. 2”) is being concurrently filed on the date hereof.

Plan of Distribution, page 11

1.	We note your response to prior comment 1 and are unable to agree that the current pricing structure does not raise delayed offering concerns. Please amend your offering statement to list a single, fixed price at which you will offer your shares. After qualification, you may change the price to another fixed price before or after sales occur in a manner consistent with Rule 252(f)(2)(ii).

Response: In Amendment No. 2, the Offering Statement has been amended to list a single fixed price ($0.40 per share) at which the shares will be offered.

Part III: Exhibits, page II-1

2.	Please file an updated audit consent in your next amendment.

Response: An updated audit consent has been filed as Exhibit 11.1 to Amendment No. 2.

The Company believes the above responses and Amendment No. 2 address all of the Staff’s comments. If you have questions or further comments regarding Amendment No. 2 or the Company’s responses, please contact the undersigned at (972) 628-3631.

Sincerely,

/s/ Lawrence Mandala

Lawrence Mandala

cc: Peter J. Tezza, II